January 27, 2021

VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:	CF Acquisition Corp. V
Registration Statement on Form S-1
File No. 333-251971

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of CF Acquisition Corp. V that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on January 28, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, in excess of 300 copies of the Preliminary Prospectus dated January 20, 2021 have been or will be distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By:	/s/ David Batalion
Name:	David Batalion
Title:	Managing Director, Head of SPACs